SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

29 September 2017

 LLOYDS BANKING GROUP plc

 (Translation of registrant's name into English)

5th Floor

25 Gresham Street

London

EC2V 7HN

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Index to Exhibits

Item

No.1
Regulatory News Service Announcement, dated 29 September 2017 re: Total Voting Rights

                                                                                                                    29 September 2017

LLOYDS BANKING GROUP PLC
NOTIFICATION OF VOTING RIGHTS AND CAPITAL

As at 29 September 2017, the total number of shares issued by Lloyds Banking Group plc with rights to vote which are exercisable in all circumstances at general meetings is 71,956,178,351 ordinary shares of 10p each, which includes shares represented by American Depositary Receipts.   No shares are held in treasury.

That figure may be used by shareholders as the "denominator" for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, Lloyds Banking Group plc under the Financial Services Authority's disclosure and transparency rules.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc

 (Registrant)

By: Douglas Radcliffe

Name: Douglas Radcliffe

Title: Group Investor Relations Director

Date:29 September 2017